FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month February, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (“ICICI Bank” or “the Bank”) has entered into a Memorandum of Understanding (MoU) dated February 25, 2021 amongst members of the consortium seeking to set up a Pan-India (National) Umbrella Entity (“NUE”) for Retail Payments, subject to requisite regulatory approvals.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Mopay Services Private Limited (“Mopay”) Mopay was incorporated on February 19, 2021
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the normal course of business may have business dealings with Mopay at an arm’s length.

c.	Industry to which the entity being acquired belongs	Subject to approval from the Reserve Bank of India (“RBI”), the main business of Mopay would be to create and operate Pan-India retail payment systems, as would be allowed/authorized by RBI
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	To participate, subject to regulatory approvals, in the setting up of the NUE through equity stake in Mopay

e.	Brief details of any governmental or regulatory approvals required for the acquisition

The approvals which are required are inter alia:

i.     Approval required by ICICI Bank as per the RBI Master Direction on Financial Services provided by Banks, 2016

ii.    RBI Authorisation required by Mopay as per the Framework for authorisation of pan-India Umbrella Entity for Retail Payments

f.	Indicative time period for completion of the acquisition	December 2021, subject to regulatory approval
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash
h.	Cost of acquisition or the price at which the shares are acquired	₹1.00 billion
i.	Percentage of shareholding / control acquired and / or number of shares acquired	20% stake in Mopay subject to regulatory approvals
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Date of Incorporation: February 19, 2021

Subject to regulatory approvals, Mopay intends to carry on the business of managing and operating new payment systems in retail space offering payments, remittance and other technology & data services

History of last 3 years turnover: Not Applicable

Country of Presence- India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 26, 2021	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager